Exhibit 99.1

Exhibit No.	Exhibit

99.1	a.Resignation of Mr. Junichi Igarashi as director of the Company, effective immediately ;

b.Election of Mr. Kazuyuki Kozu as director of the Company to hold office effective immediately and for the unexpired term of his predecessor in office, Mr. Junichi Igarashi ;

c.Appointment of Mr. Kazuyuki Kozu, vice Mr. Junichi Igarashi, as member of the Governance, Nomination and Sustainability, Risk, Executive Compensation, Technology Strategy and Data Privacy and Information Security Committees, and as advisor of the Audit Committee of the Board of Directors; and

d.Appointment of Mr. Alfredo S. Panlilio as member of the Technology Strategy Committee.

July 6, 2021

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:  Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

July 6, 2021

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:  Mr. Vicente Graciano P. Felizmenio, Jr.

                Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,544 As of May 31, 2021	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	88168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	July 6, 2021

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6.____________ (SEC Use Only)

Province, country or other jurisdictionIndustry Classification Code of Incorporation

7.Ramon Cojuangco Building, Makati Avenue, Makati City1200

Address of principal officePostal Code

8.(632) 8816-8553

Issuer's telephone number, including area code

9.Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11.  Item 4 (Election of Directors and Officers)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on July 6, 2021:

1.

The Board accepted the resignation of Mr. Junichi Igarashi as director of the Company, effective at the close of business on July 5, 2021. The Board expressed their gratitude to Mr. Igarashi for his invaluable contribution and wished him continued success in his other endeavours.

The resignation of Mr. Igarashi is not expected to have any significant impact on the Company’s current or future operations, financial position or results of operations.

2.

As recommended by the Governance, Nomination and Sustainability Committee which conducted the screening process and determined that director-nominee Mr. Kazuyuki Kozu possesses all the qualifications and has none of the disqualifications for directorship, the Board elected Mr. Kazuyuki Kozu as director of the Company to hold office effective immediately and for the unexpired term of his predecessor in office, Mr. Junichi Igarashi.

Mr. Kazuyuki Kozu was also appointed, vice Mr. Igarashi, as member of the Governance, Nomination and Sustainability, Risk, Executive Compensation, Technology Strategy and Data Privacy and Information Security Committees, and as Advisor of the Audit Committee of the Board of Directors, effective immediately.

Mr. Kazuyuki Kozu is the Director of Core Network Development Department of NTT DOCOMO, INC., Tokyo, Japan. Prior to that, he served as Senior Manager of Packet Network System Development Department of DOCOMO Technology, Inc., Tokyo, Japan  from September 2016 to June 2020, Director of System Management Department of mmbi Inc., Tokyo, Japan from September 2013 to August 2016, and Senior Manager of Networking Research Group of DOCOMO Communications Laboratories, Munich, Germany from April 2010 to August 2013. He started his career in NTTT DOCOMO INC., Tokyo, Japan, as Engineer from April 1997 to March 2002 then Manager from April 2002 to March 2010 of Core Network Development Department.

Mr. Kozu graduated with a Bachelor’s Degree in Electrical Engineering and Computer Science  from the Yokohama National University, Kanagawa, Japan. He obtained his Master’s Degree in Electrical Engineering and Computer Science from the same university.

3.	The Board approved the appointment of Mr. Alfredo S. Panlilio as a member of the Technology Strategy Committee, effective immediately.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

July 6, 2021